SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Increases Flights to Panama with Copa Airlines

São Paulo, January 19, 2006 – GOL Linhas Aéreas Inteligentes (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low cost, low fare airline, announces that it will start operating daily flights between Brazil and Panama, made possible through the Company’s code-share agreement with Copa Airlines. Through the previous agreement the two companies operated only four flights per week.

The agreement, signed in August 2005, aims to offer more flights and connection options between Brazil and Panama, including several points across the Americas, through the Hub de las Américas – a direct flight distribution center located at Tocúmen International Airport, in Panama City, which serves 30 destinations in 20 countries. “Increasing flight frequencies not only proves the code-share agreement is successful, but more importantly, creates additional benefits for customers of both companies,” says Wilson Maciel Ramos, Vice President of Planning and Information Technology at GOL Linhas Aéreas Inteligentes.

Under the code-share agreement, passengers flying to Brazil on Copa Airlines will travel through the Hub de las Américas to Guarulhos International Airport (São Paulo) with connection to Galeão International Airport (Rio de Janeiro). They also have connections available to all other destinations served by GOL from these airports. Passengers traveling within GOL’s flight network in Brazil and South America will fly through Guarulhos Airport (São Paulo) to Panama City, where connections are available to all of Copa’s destinations in North and Central America.

“We are pleased to continue expanding our working alliance with GOL. This latest expansion increases the flights we jointly offer our passengers in code-share between Panama and Brazil, and further strengthens the Hub de las Américas,” says Jorge Garcia, Copa Airlines’ Commercial Vice President.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 430 daily flights to 49 major business and travel destinations in Brazil, Argentina, Bolivia, Uruguay and Paraguay with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay and 5511 2125-3200 in other countries.

About Copa Airlines

Copa Airlines is one of the main passenger airlines in Latin America. The Company operates from its strategic position in the Hub de las Américas, in the Republic of Panama and offers 80 daily flights to 30 destinations in 20 countries in the North, South and Central America and the Caribbean. In addition, Copa offers flights to other 120 international destinations through code-share agreements with Continental Airlines and other airlines. Copa Airlines and Continental Airlines have a strategic alliance which includes Continental’s frequent traveler, OnePass®. For further information, please access www.copaair.com

Contact: GOL Linhas Aéreas Inteligentes S.A.
tel.: (5511) 5033-4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

or

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli or Simone Luciano	Meaghan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Tel.: (5511) 3049-0341 / 0343	Tel.: 212-515-1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.